Western Magnesium Corp.

900 - 580 Hornby Street

Vancouver, BC, Canada, V6C 3B6

November 5, 2021

United States Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C. 20549

Attention:	Liz Packebusch, Staff Attorney
Karina Dorin, Staff Attorney
Karl Hiller, Accounting Branch Chief
John Cannarella, Staff Accountant

Re:	Western Magnesium Corporation (the “Company”)
Registration Statement on Form 10-12(g)
Filed October 12, 2021
File No. 000-56323

Ladies and Gentlemen:

The Company is in receipt of the staff’s comment letter dated October 27, 2021 on the above-referenced filing. Following are the Company’s responses to such comments. Contemporaneously, the Company has filed a Form 10/A (Amendment No. 1) (“Amendment No. 1”) which contains the revisions set forth below.

Registration Statement on Form 10-12G filed October 12, 2021

Regulation of Magnesium Production and Mining, Environmental Compliance, page 6

1.	We note your disclosure that you expected to have final local governmental approval of your pilot magnesium production facility in the third calendar quarter of 2021. Please revise your disclosure to indicate whether final approval has been received or provide an update as to the status of such approval.

RESPONSE: The requested disclosure has been added to Amendment No. 1 on page 6.

Risk Factors, page 7

2.	We note your disclosure on page 38 that Ms. Evans serves as your chief financial officer on a part-time basis. Please include risk factor disclosure discussing the other business activities of Ms. Evans and the potential conflicts of interest that exist in relation to those other activities, and disclose the approximate number of hours that Ms. Evans will devote to your business each week.

RESPONSE: The requested disclosure has been added to Amendment No. 1 on page 17.

United States Securities and Exchange Commission

November 5, 2021

Description of the Registrant’s Securities to be Registered Choice of Forum, page 67

3.	We note your revised disclosure in response to prior comment 6 and reissue the comment in part. Please disclose whether the forum selection provision in your bylaws applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the choice of forum provision in your bylaws states this clearly. In addition, please include risk factor disclosure regarding the exclusive forum provision in your bylaws.

RESPONSE:	The exclusive jurisdiction provisions in Article IX of the bylaws do not apply to actions arising under Securities Act or the Exchange Act and the Company has added this disclosure to Registration Statement on page 67. The Company will undertake to amend its bylaws to add this clarification following shareholder approval at its next annual meeting of shareholders of such amendment as mandated by the rules governing the TSX Venture Exchange.

In addition, the Company has added the requested risk factor disclosure to page 13 regarding the exclusive forum provision in its bylaws, as amended.

Financial Statements

Note 8 – Mineral Property Costs and Exploration and Evaluation Assets, page F-46

4.	We note your response to prior comment eight, explaining that you have not conducted impairment testing of assets associated with your mining claims because you do not believe that current operating and cash flow losses coupled with a history of operating and cash flow losses demonstrate continuing losses associated with the use of these assets, although you are nevertheless of the view that the associated fair values and undiscounted estimated future cash flows exceed the carrying values.

If you have prepared cash flow projections based on the guidance in FASB ASC 360-10- 35-29 through 35-35, as mentioned in your response, these should be considered in measuring the amount of impairment, or in determining that no impairment has occurred, as prescribed by FASB ASC 360-10-35-17. However, such projections would not obviate the need to conduct the prescribed testing, given that your current and historical operating and cash flow losses are an example of circumstances in FASB ASC 360-10-35-21(e), under which such testing is required.

Please revise your disclosures on pages F-8 and F-38, which currently express uncertainty about whether amounts capitalized for your exploration and evaluation assets should be tested for impairment, to acknowledge the testing requirements based on the circumstances referenced above.

Given your disclosure on page three, stating that you have no plans to extract minerals from any of your mining claims, also clarify the premise underlying the projections that support your view on recoverability to understand whether these correlate with FASB ASC 360-10-35-34, which pertains to assets that are not in use but under development, or FASB ASC 360-10-35-48, which pertains to assets that will be abandoned.

RESPONSE: The Company has included additional disclosure on pages 3 and F-40 of Amendment No. 1 responsive to this comment 4.

United States Securities and Exchange Commission

November 5, 2021

Exhibits

5.	Please file the lease for your Burnaby, British Columbia Research and Development Pilot Production Facility, the Real Estate Option Agreement with Harrison County Community Improvement Corporation, your April 2021 and June 2021 Convertible Debentures, and your agreement with Industrial Surplus Supplies Ltd. as exhibits to your registration statement or tell us why you believe such agreements are not required to be filed. See Item 601(b)(10) of Regulation S-K.

RESPONSE: The Company has included the requested agreements as Exhibits as follows: Burnaby, British Columbia Research and Development Pilot Production Facility (Exhibit 10.19), the Real Estate Option Agreement with Harrison County Community Improvement Corporation (Exhibit 10.20), April 2021 Convertible Debenture (Exhibit 4.3), June 2021 Convertible Debentures (this document had been filed as Exhibit 4.1 to the Form 10 filed on October 12, 2021 but we revised the description of the exhibit in Amendment No. 1 to reflect the date it was issued and Industrial Surplus Supplies Ltd. (Exhibit 10.21).

In addition to the changes discussed above, the Company has updated the following portions of Item 6, Executive Compensation for the period November 1, 2020 to October 31, 2021:

Summary Compensation Table (p. 45)

Outstanding Equity Awards Table (p. 51)

Director Compensation (p. 53)

We trust the foregoing and Amendment No. 1 is fully responsive to the staff’s comments. Further, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing:

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Sam Ataya
Sam Ataya, Chief Executive Officer

cc:	Laura Anthony, Esq.